GH Capital Inc.

200 South Biscayne Boulevard

Suite 2790

Miami, FL 33131

July 21, 2016

VIA EDGAR

Mitchell Austin, Staff Attorney

Matthew Crispino, Staff Attorney

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street NE, Mail Stop 4561

Washington, DC 20549-7041B

RE: GH Capital Inc.

Registration Statement on Form S-1

Filed June 2, 2016

File No. 333-211778

Dear Messrs. Austin and Crispino:

We are in receipt of your Comment Letter dated June 28, 2016. In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with GHC’s response in bold.

Prospectus Summary, page 1

1.	You disclose here that you began beta testing ClickDirectPay on May 6, 2016. Please revise to disclose here whether you have generated revenue from ClickDirectPay. If you have not generated any revenue from ClickDirectPay, revise to clarify this throughout your prospectus.

Response: In response to the Staff’s comment, we have revised the Prospectus Summary page to reflect the amount of revenue generated from ClickDirectPay to date.

Risk Factors, page 5

2.	Please clarify whether either Mr. Ruecker or Mr. Podeyn resides outside of the United States. If either resides outside of the United States, add a risk factor disclosing that it may be difficult for investors to effect service of process within the United States upon Mr. Ruecker or Mr. Podeyn or to enforce personal judgments obtained in United States courts predicated upon the liability provisions of the United States securities laws against Mr. Ruecker or Mr. Podeyn.

Response: In response to the Staff’s comment, we have revised this Risk Factor to disclose that it may be difficult for investors to effect service of process on Mr. Ruecker or enforce personal judgments obtained in the United States court against Mr. Ruecker.

Risks Related to Our Business

We need additional capital to develop our business, page 5

3.	Please revise to disclose the estimated minimum period of time that you will be able to conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly basis and the minimum additional capital necessary (in dollars) to fund planned operations for a 12-month period, or advise. Make corresponding revisions to the appropriate section of Management’s Discussion and Analysis section as well.

Response: We have revised the Risk Factor and have made corresponding changes to the Management’s Discussion and Analysis section as well.

Risk Factors Relating to Our Technology

Our inability to protect our systems and data from continually evolving cybersecurity..., page 8

4.	We note that your computer systems and your associated third parties’ computer systems have been penetrated by cybersecurity attacks. Please tell us whether these attacks have had a material impact on your results, either individually or in the aggregate. If so, revise to describe the attacks and discuss the impact of the attacks on your business.

Response: Our computer systems have not been subject to any cybersecurity attacks. We have revised the risk factor accordingly to make this very clear. However, GHC remains susceptible to these types of risk and has decided to leave a revised risk factor in discussing these risks.

In order to remain competitive and to continue to increase our revenues..., page 9

5.	Please revise the heading and body of this risk factor to ensure that it accurately reflects the current status of your offerings and results. In this regard, we note that the heading discusses earnings and the body discusses future offerings. Additionally, we note the statement that you rely in part on third parties for the development of and access to new technologies. Please tell us whether you have any material agreements with these third parties. If so, revise to describe these agreements and tell us what consideration you have given to filing them. Consider Item 601(b)(10) of Regulation S-K.

Response: We have revised our disclosure to more accurately reflect our business risks in this risk factor . We no longer discuss revenues and earnings, since they are too difficult to predict. The revised disclosure now focuses on competition and the potential for creating new products or services.

Risks Related to Our Common Stock

Because we are subject to additional regulatory compliance matters..., page 10

6.	Please revise this risk factor to clarify when your management will first be required to provide a report on the effectiveness of your internal controls over financial reporting.

Additionally, we note your statement that Mr. Ruecker has little experience running a public company. Please revise to describe his prior public company experience, if any.

Response: We revised this disclosure to make it clear that we will not need to provide a report on the effectiveness of our internal controls over financial reporting until our second annual report. In addition, we have revised the heading and disclosure to reflect that Mr. Ruecker does not have any public company experience.

Selling Security Holders, page 15

7.	Please revise to disclose the natural person who has sole or shared voting power over each corporate entity. In this regard, we note that Akshar Technologies and CFO OnCall, Inc. are named as selling security holders. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations

Response: We have revised to disclose the natural person who has beneficial ownership over each corporate entity.

8.We	note that, to your knowledge, none of the selling security holders have ever been one of your officers or directors or are broker-dealers or affiliated with broker-dealers. Please delete this knowledge qualifier and the knowledge qualifiers on page 16, 32-33 and 35.

Response: We have removed this knowledge qualifier and the ensuing knowledge qualifiers on pages 16, 32-33, and 35.

Plan of Distribution, page 16

9.	We note your statement that you will be filing to obtain a listing on the OTCBB. Please revise to clarify that you will be seeking quotation, rather than listing. Additionally, certain portions of your document refer to the OTCQB and others refer to the OTCBB. Please clarify whether you are seeking quotation on both quotation services.

Response: We have revised this disclosure to clarify that we will be seeking quotation, rather than listing. We have revised the entirety of the document to reflect that we will be seeking quotation on the OTC Markets.

Description of Business

Overview, page 19

10.	You state here that you intend to establish ClickDirectPay as a cost-effective alternative to current payment gateway systems used throughout Europe. Please clarify whether you will conduct your business operations from the U.S. or elsewhere outside of the U.S. If you will conduct your business operations from the U.S., clarify how you will market your offering to customers outside the U.S.

Response: In response to the Staff’s comment, we have revised the document to reflect that Wolfgang Ruecker will operate GHC predominantly from Europe. As such, we have not clarified how we will market the offering to customers outside of the U.S., since Mr. Ruecker is stationed in Europe.

11.	You state that your low software maintenance costs have allowed you to charge processing fees of approximately 30% to 55% less than your competition. Please provide us with support for this statement or remove it.

Response: We have opted to remove this disclosure.

Software Development Costs, page 20

12.	We note that you entered into a relationship with a third-party to develop your application. Please file any related material agreements or advise. Consider Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have filed a copy of the agreement with the amended registration statement.

Customers, page 20

13.	You disclose here that you currently have two customers and over 100 online merchants registered for ClickDirectPay. Please revise to clarify the difference between a customer and a merchant who is registered for ClickDirectPay. Additionally, please reconcile your statement here that you currently have 100 online merchants registered for ClickDirectPay with your statement on page 1 that you are currently beta testing ClickDirectPay and that this beta testing is limited to one merchant.

Response: In response to the Staff’s comment, we have amended the document to reflect that we have only one current merchant using ClickDirectPay who is a customer of Global Humax Cyprus Ltd., a related party. There was some confusion between revenue generating customers and those prospective customers who may have shown interest in using the product.

Government Regulation page 21

14.	Please expand this section to further discuss any existing or probable governmental regulations on your business. In this regard, we note that the online global payment industry appears to be a heavily regulated industry. See Item 101(h)(4)(ix) of Regulation S-K.

Response: In response to the Staff’s comment, we believe we have accurately disclosed all of the existing and prospective governmental regulations that are material to our business in the payment industry. We have fully disclosed probable regulation at the European Union level. However, we cannot predict whether the European Union Directive i) will be adopted by the EU Council of Ministers, ii) when it will be published in the Official Journal of the EU, or iii) whether any member will or will not act on the Directive. As such, we cannot make any further disclosures about the regulation of GHC. We will continue to monitor the Directive and determine whether we must file any Prospectus Supplements in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 28

15.	You disclose here that you generated $19,000 in revenues for the fiscal year ended September 30, 2015 and $19,000 in revenues for the six months ended March 31, 2016. You also disclose on page 1 that you began beta testing ClickDirectPay on May 6, 2016. Please revise this section to discuss the services or products from which you generated revenues in the above-referenced fiscal periods.

Response: In response to the Staff’s comment, we have revised this disclosure to reflect that these revenues were the result of a related party service contract entered into with Global Humax Cyprus Ltd.

Directors, Executive Officers, Promoters and Control Persons, page 32

16.	Your disclosure in this section indicates that it provides current information as of November 8, 2012. Please revise to provide current information as of the most recent practicable date.

Response: In response to the Staff’s comment, we have provided current information as of July 12, 2016.

17.	Please revise to disclose the period during which each director has served as such. See Item 401(a) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised these disclosures to include the period during which each director has served as such.

18.	We note that Mr. Ruecker co-founded Global Humax Cypress in 2008. Please provide support for your statement that it is a “leading payment processing provider in Europe” or remove this claim. Additionally, clarify whether Mr. Ruecker is a director or officer of Global Humax Cypress, and if so, revise to include a risk factor that discusses the amount of time Mr. Ruecker will devote to each entity and whether he has any conflicting obligations resulting from his involvement with Global Humax Cypress.

Response: In response to the Staff’s comment, we have removed the statement referenced above. In addition, we have clarified that Mr. Ruecker is a director of Global Humax Cypress and have included a corresponding risk factor.

Employment Agreements, page 33

19.	You disclose here that you entered into an employment agreement with Mr. Podeyn on April 15, 2015. This appears to conflict with your disclosure on page 11 that you do not have an employment agreement with Mr. Podeyn. Please revise to reconcile this discrepancy, and if you have entered into an employment agreement with Mr. Podeyn, file this agreement as an exhibit to your registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we have reconciled this discrepancy. In addition we have filed a copy of the agreement with the amended registration statement.

Transactions with Related Persons, Promoters and Control Persons, page 35

20.	Please revise this section to provide information responsive to Item 404 of Regulation S-K regarding your related party transaction with Global Humax Cyprus Ltd. In this regard, we note your discussion of this transaction on page F-14. Additionally, file the related party customer agreement. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We have revised this section to provide information responsive to Item 404 of Regulation S-K. In addition we have filed a copy of the agreement with the amended registration statement.

Part II: Information Not Required in Prospectus

Item 14. Indemnification of Directors and Officers, page 38

21.	We note that your directors and officers are indemnified as provided by the Florida corporate law and your bylaws. Please revise to briefly describe the extent to which Florida corporate law and your governing documents require or permit indemnification of your officers and directors. Consider Item 702 of Regulation S-K.

Response: We have revised this disclosure to make it more clear that Florida corporate law permits us to indemnify our officers and directors and we have chosen to take advantage of this law.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

22.	The legality opinion states that the shares “will be legally issued, fully paid and non-assessable.” Since this resale registration statement appears to cover shares that are currently issued and outstanding, please provide a revised opinion that recognizes that these shares are already outstanding and fully paid. In this regard, the opinion should state, if true, that the shares are – and not will be – legally issued, fully paid and non-assessable. See Section II.B.2.h of our Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, we have filed a copy of the revised legality opinion with the amended registration statement.

Signatures, page 42

23.	Please revise to provide the signature of Mr. Podeyn. In this regard, you must provide the signatures of at least a majority of your board of directors. See Instruction 1 to Signatures of Form S-1.

Response: In response to the Staff’s comment, we have revised the document to provide the signature of Mr. Podeyn.

24.	Form S-1 requires the registration statement to be signed by the company’s “controller or principal accounting officer.” Please revise to indicate which officer is signing in this capacity. See Instructions 1 and 2 to Signatures of Form S-1.

Response: In response to the Staff’s comment, we have revised the document to indicate that Mr. Ruecker is signing in capacity as the Controller.

General

25.	On your registration statement cover page you list your name as GH Capital, Inc. Elsewhere, such as in your financial statements and your governing documents submitted with the Florida Division of Corporations, your name is listed as GH Capital Inc. Please revise to reconcile this discrepancy.

Response: In response to the Staff’s comment, we have revised the document to reflect that the name of the Company is GH Capital Inc.

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Wolfgang Ruecker
Wolfgang Ruecker
President and CEO

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